SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: July 16, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
Press Release

16 July 2009

IVANHOE MINES NOTES MONGOLIAN PARLIAMENT’S APPROVAL TODAY OF RESOLUTION ON
OYU TOLGOI PROJECT

ULAANBAATAR, MONGOLIA – Ivanhoe Mines has noted the bi-partisan vote that has just occurred today in Mongolia’s State Great Khural (national Parliament) in which members present voted 63.3% in favour of a resolution that authorizes the Government of Mongolia to conclude a long-term, definitive Investment Agreement with Ivanhoe Mines and Rio Tinto for the development and operation of the Oyu Tolgoi copper-gold mining complex in southern Mongolia.

Ivanhoe Mines is reviewing the provisions of the resolution and expects that further negotiations will be held with the Mongolian Government in the near future to attempt to conclude a final agreement that is acceptable to all parties. Ivanhoe Mines expects to be in a position to comment in more detail in the near future.

Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.

Information contacts
Investors: Bill Trenaman 1-604-688-5755

Media: Bob Williamson 1-604-331-9880

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: July 16, 2009	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary